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VIA EDGAR AND OVERNIGHT DELIVERY

Thomas Jones

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	All Market Inc.
Draft Registration Statement on Form S-1
Submitted July 16, 2021
CIK No. 0001482981

Dear Mr. Jones:

On behalf of All Market Inc., a Delaware public benefit corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated August 12, 2021 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1 as confidentially submitted on July 16, 2021 (the “Draft Submission”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (the “DRS Amendment No. 1”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s Comment Letter and are followed by the Company’s responses. For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of DRS Amendment No. 1, which have been marked to show changes from the Draft Submission, as well as a copy of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in DRS Amendment No. 1 and all references to page numbers in such responses are to page numbers in DRS Amendment No. 1. Any use of the words “we” or “our” herein refer to the Company.

Industry and Market Data, page i

1.	Please tell us whether you commissioned any of the third-party data included in your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that no third-party data included in the registration statement was prepared for or commissioned by the Company.

Summary, page 1

2.	Please quantify your current indebtedness.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 123 of DRS Amendment No. 1.

Track Record of Industry Leading Financial Performance, page 6

3.	Please revise the non-GAAP financial measures you present on pages 7 and 113 to address the following:

•	You present Adjusted EBITDA - CapEX without presenting the most directly comparable GAAP measure with equal or greater prominence. Please comply with Item 10(e)(1)(i)(A) of Regulation S-K.

•

You present charts related to Adjusted EBITDA and Adjusted EBITDA – CapEX without presenting charts for the most directly comparable GAAP measures with equal or greater prominence. Please comply with Question 102.10 of the C&DIs related to non-GAAP financial measures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 8, 123 and 124 of DRS Amendment No. 1.

We are dependent on our existing suppliers, page 33

4.

Please revise the disclosure in this risk factor to clarify whether you have written agreements with the suppliers mentioned on page F-26. In addition, revise your business section to disclose, if applicable, the material terms of your supply agreements. Please file the agreements as exhibits to your registration statement or tell us why you are not required to do so.

Response: The Company respectfully acknowledges the Staff’s comment and hereby confirms that the parties that accounted for 27% and 18% of the Company’s purchases for the year ended December 31, 2020, as indicated on page F-26 of the Draft Submission, were the Company’s co-packing and contract manufacturing partners, Century Pacific Agricultural Ventures, Inc. and Fresh Fruit Ingredients, Inc., an affiliate of Axelum Resources Corp., respectively. The Company has revised the disclosure on page 147 of DRS Amendment No. 1 to disclose the material terms of its written agreements with these parties and has filed the agreement with Century Pacigic Agricultural Ventures Inc. as Exhibit 10.13 to DRS Amendment No. 1, and will file the agreement with Fresh Fruit Ingredients, Inc. in a subsequent amendment to the registration statement as Exhibit 10.14.

As reflected on page F-26 of DRS Amendment No. 1, the Company respectfully advises the Staff that no other supplier accounted for greater than 10% of its purchases for the year ended December 31, 2020. Item 601(b)(10)((ii) of Regulation S-K states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is “a contract upon which the registrant’s business is substantially dependent, as in the case of ongoing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials…upon which registrant’s business depends to a material extent.” The Company respectfully advises the Staff that the Company’s business is not substantially dependent on agreements with any supplier that accounts for 10% or less of its total purchases, as such suppliers do not provide a volume of materials or unique services that the Company could not replace in the event the relationship was terminated or such supplier was otherwise unable to perform its obligations. As a result, the Company respectfully submits that these supply agreements do not meet the definition of a material contract under the applicable provisions of Regulation S-K and therefore are not required to be filed at this time.

We are dependent on distributor and retail customers, page 35

5.

Please revise the disclosure in this risk factor to clarify whether you have written agreements with Keurig Dr. Pepper and Costco. Also, expand the disclosure on p. 131 to disclose, if applicable, the material terms of the agreements and file the agreements as exhibits.

Response: The Company respectfully acknowledges the Staff’s comment and submits that we do not believe our agreements with the above-mentioned customers are required to be filed as exhibits to the registration statement because (i) such agreements were made in the ordinary course of business and (ii) the Company’s business is not substantially dependent on these agreements.

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant…” The Company’s ordinary course of business involves the production and sale of consumer beverage products, and the agreement with Costco involves the sale or distribution of such products. In addition, a substantial portion of our sales are transacted indirectly through distributors rather than directly to end consumers. This practice, and the entry into agreements with distributors such as Keurig Dr Pepper for these purposes, is consistent with the type of business we conduct.

Item 601(b)(10)(ii) of Regulation S-K states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made in the ordinary course unless it falls within one of several categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance. We acknowledge that the revenue percentages represented by Costco and Keurig Dr Pepper are not immaterial. The registration statement therefore provides appropriate disclosure as to the identities and attributable revenue percentages of such parties. The only category potentially relevant in the instant case is described in Item 601(b)(1)(ii)(B) as a “contract upon which the registrant’s business is substantially dependent,” including contracts “to sell the major part of registrants products.” For the reasons stated below, we believe our contracts with Costco and Keurig Dr Pepper are not ones on which the Company is substantially dependent.

The Company’s customer contracts are entered into in the ordinary course of the Company’s business. The relationships which result in these contracts change, in the ordinary course of business, and the nature of the Company’s business contemplates the loss and replacement from time to time of customer relationships. In addition, many of such contracts, including the contract existing between the Company and Costco, are largely administrative in nature and detail the various products to be available for purchase and sale, and tasks to be accomplished in connection with any purchases and sales. As discussed on page 38 of DRS Amendment No. 1, our agreement with Costco is non-exclusive, and does not contain minimum volume purchase obligations or other terms which are individually or in the aggregate material to the business of the Company. Rather, this contract serves largely as a master purchase and sale agreement, on the basis of which separate binding purchase orders for incremental products purchases or sales are implemented from time to time. Hence, the Company submits that its agreement with Costco is not a contract upon which it is substantially dependent to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials within the meaning of Regulation S-K Item 601(b)(10).

The Company has determined that, like the agreement with Costco, it is not “substantially dependent” on its agreement with Keurig Dr Pepper. Such agreement may be canceled with reasonable notice and does not provide for minimum purchase commitments beyond a commitment on the part of the distributor to utilize best efforts to service accounts within specified territories. Additionally, the Company believes that, even if its relationship with Keurig Dr Pepper were terminated, in light of the demand for the Company’s products, the Company would be able to effectively sell its products to retail customers currently serviced by Keurig Dr Pepper through other distributors, or, in some case, directly from the Company. In this respect, the Company submits that the agreement does not constitute a contract upon which the Company is substantially dependent to sell the major part of registrant’s products or services or other example contracts described in Item 601(b)(10)(ii)(B) of Regulation S-K.

Moreover, the Company respectfully submits that, in the case of many of its customer and distributor relationships, including its relationships with Costco and Keurig Dr Pepper, it is the relationship with the customer, and the ability of the Company to meet the needs of its customer, which is of greater significance that the contract between that party and the Company. It is for this reason that we describe the nature of our relationships with our customers and distributors, and the risks that should be considered in connection therewith, in the registration statement. Consequently, the Company submits that its contracts with Costco and Keurig Dr Pepper are not “material contracts” within the meaning of Regulation S-K Item 601(b)(10) and need not be filed as exhibits to the registration statement.

Our amended and restated certificate of incorporation will provide, page 68

6.

We note that your forum selection provision identifies the state or federal courts (as appropriate) located within the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70 of DRS Amendment No. 1.

As a Delaware public benefit corporation, we may be subject to increased derivative litigation, page 73

7.

Please expand the disclosure in this risk factor that stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least 2% of the company’s outstanding shares) are entitled to file a derivative lawsuit to also refer, if applicable, to the lesser of such percentage or shares of at least $2 million upon listing. In this regard, we note your disclosure in the second paragraph on page 162.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 of DRS Amendment No. 1.

Selected Consolidated Financial and Other Data, page 83

8.

Please revise your selected financial data table, including the balance sheet data, and your summary financial data table on page 28, including the non-GAAP financial measures, to present the information in the same chronological order as it is presented in your financial statements and in MD&A.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 30 to 32 and 85 to 86 of DRS Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quarterly Performance of Our Business, page 87

9.

We note your disclosure that the beverage market is subject to seasonal variation and your sales are generally higher during the warmer months. Please tell us what consideration you have given to presenting quarterly disclosures in your filing. If quarterly disclosures are not available or provided, it appears to us you should quantify and more fully disclose and discuss the impact that seasonality had on your results of operations during the periods presented, including the fluctuations in revenue and net income during quarterly periods.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that it will include quarterly financial disclosure in a subsequent amendment to the registration statement.

Contractual Obligations and Commitments, page 100

10.	Please revise your disclosure to clarify, if accurate, that you had an outstanding balance on the Revolving Facility of $25 million as of December 31, 2020 rather than December 31, 2021.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 110 of DRS Amendment No. 1.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 101

11.

Please disclose and discuss changes in the estimated fair value of your common stock during the periods presented. Please address material differences between the valuations used to determine the fair value of your common stock relative to the fair value implied by the anticipated IPO price. We will not be able to complete our evaluation of your response until the IPO range is provided.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that once the Company has an estimated offering price or range, it will submit its methodology for determining the fair value of its common stock for the periods presented and the reasons for any differences between the recent valuations of its common stock leading up to the IPO and the estimated offering price.

Registration Rights Agreement, page 157

12.

You disclose that you expect to enter into a Registration Rights Agreement in connection with this offering. Please disclose whether you anticipate any maximum cash penalties related to the Registration Rights Agreement and/or any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 172 of DRS Amendment No. 1 to specify that the Registration Rights Agreement to which the Company will be a party will not provide for any maximum cash penalties or any penalties connected with delays in registering the Company’s common stock.

Principal Stockholders, page 159

13.

Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities mentioned in the table on page 159. Please also identify the relevant entities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 174 to 175 of DRS Amendment No. 1.

Consolidated Financial Statements

14. Fair Value Measurements, page F-28

14.

We note that in connection with your acquisition of Runa, you are obligated to pay contingent payments to Runa’s former shareholders by December 2022 based upon the achievement of certain operating metrics. Please more fully address the specific nature of these metrics and how you determined the related fair value of the contingent consideration during each period. Please also revise note 8 to clarify the amount of goodwill and intangible assets associated with the acquisition of Runa and to more explain how you determined their estimated fair values exceed their carrying values. Refer to ASC 805-30-50-1, ASC 805-30-50-4, and ASC 820-10-50.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in footnote 8 and 14 of the consolidated financial statements on pages F-21 to F-22 and F-29 of DRS Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by email at Ian.Schuman@lw.com or by telephone at (212) 906-1894 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ian D. Schuman

Ian D. Schuman, Esq. of LATHAM & WATKINS LLP

Enclosures

cc:

Asia Timmons-Pierce, U.S. Securities and Exchange Commission

Jeff Gordon, U.S. Securities and Exchange Commission

Anne McConnell, U.S. Securities and Exchange Commission

Michael Kirban, All Market Inc.

Martin Roper, All Market Inc.

Kevin Benmoussa, All Market Inc.

Stelios G. Saffos, Esq., Latham & Watkins LLP